Exhibit 99(c)(2)

FAIRNESS OPINION PRESENTATION TO THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF ROTONICS MANUFACTURING INCORPORATED AUGUST 14, 2006

I. Introduction II. Transaction Description III. Summary of Due Diligence IV. Business Overview and Qualitative Factors V. Valuation Analysis A. Discounted Cash Flow Analysis B. Market Approach VI. Hypothetical Liquidation Analysis VII. Analysis of Public Price of RMI & Premium Paid VIII. Prior Stock Transaction Analysis IX. Transaction Process X. Conclusion Appendix A. Summary of RMI Financial Data B. Comparable Public Company Analysis Table of Contents

I Introduction

Duff & Phelps, LLC (“Duff & Phelps”) has been engaged by the Special Committee of the Board of Directors of Rotonics Manufacturing, Inc. (“RMI” or the “Company”) to serve as its independent financial advisor in connection with a contemplated transaction (the “Proposed Transaction”). It is our understanding that the Proposed Transaction involves the acquisition of 75% of the Company’s outstanding common stock by Spell Capital Partners Fund III, L.P. and affiliated entities (collectively referred to as “Spell Capital”) for cash consideration in the amount of $3.00 per share. As part of the Proposed Transaction, Sherman McKinniss, the Company’s President, CEO, Chairman of the Board, and holder of 45.7% of the outstanding shares of RMI, would rollover shares representing 25% of the outstanding shares of RMI, into the new company. Specific terms of the Proposed Transaction are described on the following pages of this presentation. Duff & Phelps has been engaged to provide an opinion (the “Opinion”) as to whether the Proposed Transaction is fair to the unaffiliated, public shareholders of the Company from a financial point of view (without giving effect to any impacts of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder). Introduction

II Summary of Due Diligence

In connection with preparing this Opinion we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Our due diligence activities included, but were not limited to the following: Summary of Due Diligence Visited RMI's corporate headquarters in Gardena, California and toured the facilities; Met with the following members of RMI's senior management team: Mr. Sherman McKinniss – President, CEO, and Chairman of the Board of Directors Mr. Douglas W. Russell – Chief Financial Officer Ms. Dawn Whitney – Vice President of Performance Management Held telephonic conversation with Marc Berman of Berman Capital, LLC in his capacity as investment banker to RMI; Met with the members of the Special Committee of the Board, Jules Sandford, Brent Brown, and Larry Synder; Reviewed the Letter of Intent, dated June 30, 2006, from Spell Capital; Reviewed the draft Merger among Rotonics Holding Corporation, RMI Minnesota Corporation, and Rotonics Manufacturing Inc, dated August 14, 2006 and the draft Share Exchange and Voting Agreement, dated August 14, 2006; Reviewed RMI's financial statements and budget, including: Annual reports on form 10-K for the fiscal years ended June 30, 2002 through 2005 Quarterly reports on form 10-Q for the fiscal quarters ended March 31, 2005 and 2006 Internal financial statements for the fiscal years ended June 30, 2003 through 2006 Financial budget provided by RMI management for the fiscal year ended June 30, 2007

Reviewed the Company’s Board of Directors minutes for the periods December 2004 through February 2006; Reviewed other documents and Company information, including the following: List of major customers and suppliers for the fiscal years ended June 30, 2004 through 2006 Organizational chart of senior management team Reviewed and analyzed market trading prices and indicated valuation metrics for RMI and for comparable public companies; Reviewed and analyzed valuation metrics for comparable merger transactions; Reviewed pertinent economic and industry information; and Reviewed and prepared other studies, analyses and investigations as we deemed appropriate. Summary of Due Diligence

Our Opinion is based upon an analysis of the foregoing in light of our assessment of general, economic and financial market conditions, as such conditions can be evaluated by us, as of a date preceding the date the Opinion is delivered. Events occurring after the date thereof could materially affect the assumptions to be used in preparing our Opinion and the conclusion reached in our Opinion. Duff & Phelps previously has not provided financial advisory services to the Company. In connection with the Opinion, with your permission and without any independent verification, we have assumed that all information reviewed by us with respect to the Company and the Proposed Transaction, whether supplied by RMI, or obtained by us from publicly available sources, will be true, correct and complete in all material respects and will not contain any untrue statements of material fact or omit to state a material fact necessary to make the information supplied to us not misleading. Any inaccuracies in, or omissions from, the information on which we rely could materially affect our Opinion. Furthermore, we have assumed that there has been no material change in the assets, financial condition, business, or prospects of the Company since the date of the most recent financial statements made available to us. Duff & Phelps was not engaged to render, nor are we purporting to render, any appraisal or definitive report as to the value (under an orderly liquidation scenario or otherwise) of the Company’s securities or individual assets (including patents, technologies, trademarks, etc.) or liabilities. The enclosed estimates have been prepared based upon the information we have obtained from RMI, which information we have assumed is reliable. In rendering this Opinion, we have assumed that the Proposed Transaction occurs on terms that are described in the draft Agreement and Plan of Merger we reviewed. It should be recognized that we are not making any recommendation as to whether the Board of Directors of RMI should vote in favor of the Proposed Transaction or any other matter. The Opinion is delivered subject to the conditions, scope of engagement, limitations and understandings set forth in the Opinion and our engagement letter, and subject to the understanding that the obligations of Duff & Phelps in the Proposed Transaction are solely corporate obligations, and no officer, director, employee, agent, stockholder or controlling person of Duff & Phelps shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates. Assumptions and Limiting Conditions

III Transaction Description

Based on our review of the draft Agreement and Plan of Merger, dated August 14, 2006 (the “Merger Agreement”), it is our understanding that the Proposed Transaction can be summarized as follows: Spell Capital will acquire 75% of RMI's common stock outstanding for $3.00 in cash per share (“Per Share Merger Consideration”). As part of the Proposed Transaction, Spell Capital and Mr. McKinniss would form a new entity (“Merger Sub”) to acquire RMI. Mr. McKinniss would contribute 25% of the fully diluted outstanding shares of RMI (“Exchange Shares”) to the Merger Sub in exchange for 25% of the capital stock. Spell Capital would contribute $10 million to the Merger Sub in exchange for 75% of the capital stock and would then arrange for the financing that the Merger Sub would require in order to complete the acquisition of RMI (see subsequent pages for more details). At the effective time of the merger, the Merger Sub will be merged with and into the Company. At that time, the separate corporate existence of the Merger Sub will cease and the Company will continue as the surviving entity (“Surviving Corporation”). At any time following the fifth anniversary of the closing date, Mr. McKinniss will have the right to put his shares of the Surviving Corporation capital stock (“Initial Shares”) for a redemption price payable in cash without interest, determined in accordance with the following formula: Initial Shares divided by total issued and outstanding shares of the Surviving Corporation capital stock when put right is exercised (on a fully diluted basis) multiplied by the trailing twelve-month EBITDA multiplied by a six times EBITDA multiple plus cash and cash equivalents less funded debt. Transaction Description

Transaction Description The table below illustrates the implied enterprise value based on the terms of the Proposed Transaction: Common Shares Outstanding 11,752,265 Per Share Merger Consideration $3.00 Total Implied Equity Value $35,256,795 Less: Cash and Cash Equivalents 1 (131,045) Plus: Debt Outstanding 1 $2,000,000 Total Implied Enterprise Value $37,125,750 1. Based on cash and cash equivalents and debt outstanding as of June 30, 2006.

Analysis of Mr. McKinniss’ Consideration in the Proposed Transaction Mr. McKinniss owns 5,368,721 shares of RMI common stock, which represents 45.7% of the outstanding shares of the Company. In the Proposed Transaction, Mr. McKinniss will rollover 2,938,091 shares, which represents 25% of the outstanding shares of RMI, into the Merger Sub in exchange for 25% of the capital stock. The remaining 2,430,630 shares will be cashed out for $3.00 per share. Mr. McKinniss will receive cash in the amount of $7.3 million for 45.3% of his total shares, as follows: Transaction Description Cash Consideration - Sherman McKinniss: Shares to be Cashed Out in the Proposed Transaction 2,430,630 Per Share Merger Consideration $3.00 Cash Consideration in Proposed Transaction $7,291,890

Analysis of Mr. McKinniss’ Consideration in the Proposed Transaction Mr. McKinniss is rolling over 2,430,630 shares into the Merger Sub in exchange for 25% of the capital stock. The estimated post-transaction value of his 25% interest is as follows: The value of Mr. McKinniss’ consideration to be received in the Proposed Transaction are as follows: Transaction Description Equity Values Implied Equity - Pre Transaction 1 $35,256,795 Plus: Cash Contributed by Spell Capital $10,000,000 Less: Cash Required in Proposed Transaction 2 ($26,442,596) Less: Estimated Transaction Costs (900,000) Implied Equity - Post Transaction $17,914,199 Mr. McKinniss’ Equity @ 25% $4,478,550 1. Based on total shares outstanding of 11.75 million and the merger consideration of $3.00 per share. 2. Based on the merger consideration of $3.00 per share to purchase 75% of total shares outstanding (8.8 million). Value of Mr. McKinniss' Consideration Cash Consideration $7,291,890 Exchange Shares 4,478,550 Total Consideration in Proposed Transaction $11,770,440 Divided by Mr. McKinniss Shares 5,368,721 Implied Per Share Consideration in Proposed Transaction $2.19

IV Business Overview and Qualitative Factors

Business Overview

- RMI is a rotational molding plastics company with nine manufacturing facilities located throughout the United States. The Company has the capability to manufacture a wide array of products for many different industries including, commercial, agricultural, refuse, pharmaceutical, marine, recreation, medical waste, healthcare, retail, and residential.
- The Company's products include various types of storage tanks, bin lids, refuse containers for automated removal, medical waste containers, agricultural/livestock products, kayaks, outdoor lamp posts, furniture, planters, and other rotonically molded items.
- RMI purchases resin from eight major suppliers in the US and Canada and holds several patents on storage containers used for pharmaceutical, commercial, and residential applications.
- The Company's manufacturing facilities are located in Brownwood, Texas; Bensenville, Illinois; Commerce City, Colorado; Gainesville, Texas; Gardena, California; Caldwell Idaho; Las Vegas, Nevada; Knoxville, Tennessee; and Miami, Florida.

FINANCIAL SUMMARY - ROTONICS MANUFACTURING

($ in 000s)	Fiscal Year Ended June 30, 2004A	2005A	2006A	2007E
Revenues	$40,333	$45,132	$48,051	$51,051
Growth	*12.1%*	*11.9%*	*6.5%*	*6.2%*
Gross Profit	9,192	9,942	10,413	11,231
Margin	*22.8%*	*22.0%*	*21.7%*	*22.0%*
Adjusted EBITDA[1]	4,886	5,430	6,202	6,212
Margin	*12.1%*	*12.0%*	*12.9%*	*12.2%*

1. Adjusted for non-recurring moving, freight, and utility costs. Also excludes public company costs.








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Qualitative Factors INVESTMENT AND RISK ANALYSIS Strengths and Opportunities Deep Expertise in Rotational Molding of Plastic Products Lean Management Team Purchasing Power for Certain Raw Materials - Polyethylene Strong Relationship with Distributors One of the Largest Rotational Molders in the US - Nine Manufacturing Facilities Unique Product Mix Unmatched by Any Competitor Diverse Product Mix and Customer Base History of Revenue and EBITDA Growth Well Capitalized Company with Strong Balance Sheet Capacity to Grow without Incurring Capital Expenditures Strategic Acquisitions to Fuel Growth Weaknesses and Threats Key Man Risk with President, CEO, and Chairman of the Board, Sherman McKinniss Recent Increases in Resin Prices (+30%) and Utility Costs Highly Competitive Market – Over 200 Rotational Molders in North America Not Performing at Capacity – 60% Overall Commodity Like Products – Hard to Differentiate from Competitors’ Products Low Barriers to Entry for New Entrants Recent Operating Losses at Tennessee and Florida Divisions Thinly Traded Stock with No Analyst Coverage Note: The Qualitative Factors section lists strengths, opportunities, weaknesses, and threats associated with the Company. The list is not expected to be all-inclusive, but rather one that captures some of the investment attributes of the Company.

V Valuation Analysis

Valuation Analysis Valuation Methodology RMI was valued using the following methodologies: Discounted Cash Flow Analysis (“DCF”) Market Approach The DCF analysis and the market approach were used to arrive at a concluded range of enterprise value indications for the Company. In the DCF analysis, Duff & Phelps used the Gordon Growth and terminal EBITDA methods to arrive at a concluded range of enterprise values for the Company. In the market approach, we applied valuation multiples to fiscal year 2006 revenue, adjusted EBITDA, adjusted EBIT, and adjusted net income in order to arrive at a concluded range of enterprise values for the Company. We applied reasonable and appropriate valuation multiples by reference to publicly traded companies, as well as identified M&A transactions. The market multiples selected to apply to the Company’s 2006 revenue, adjusted EBITDA, adjusted EBIT, and adjusted net income were based on controlling interest multiples. In general, our analysis is based on the assumption that RMI is acquired, and therefore no longer operates as a public company. The following assumptions are derived from this framework: We have excluded expenses associated with RMIs public company status from historical and projected cash flows. Management estimates public company costs at approximately $400,000 in fiscal year 2006. Our analysis does not reflect the use of NOLs, as they apply for tax purposes primarily in the state of Tennessee where the Company has been generating consecutive operating losses.

Discounted Cash Flow Analysis Discounted Cash Flow Analysis The DCF analysis was based on projections prepared by Duff & Phelps based on discussions with, and guidance from RMI management for the fiscal years ended June 30, 2007 through 2011. Terminal values for RMI were estimated using two methods: Capitalization of net free cash flow at the end of the projection period based on perpetuity growth rates of 4.0% to 6.0% (Gordon Growth method) Application of EBITDA multiples ranging from 5.5x to 6.5x to projected EBITDA (Terminal Multiple approach) Financial projections and resulting enterprise values are presented on the following pages. Discount Rate Selection Also considered RMI’s history, current market conditions, and the risks associated with achieving the projected financial results in determining an appropriate discount rate. Based on the Capital Asset Pricing Model in estimating the cost of equity for RMI. Determined the weighed average cost of capital based on our estimates of debt and equity costs for RMI in conjunction with its existing capital structure. The discount rates used in our analysis ranged from 13.0% to 15.0%.

Discounted Cash Flow Analysis Assumptions for Projection Period Revenue growth of 6.2% in fiscal 2007 and slowing to 5.0% by fiscal 2011, reflecting approximately $3 million in incremental revenue per year. Gross profit margins at 22.0% throughout the projection period, consistent with gross profit margins in fiscal years 2005 and 2006. Operating expenses are adjusted for non-recurring expenses relating to its manufacturing facilities in Florida and savings associated with the termination of its public company status. As a percent of revenues, operating expenses are held at 14.0% per year throughout the projection period. Capital expenditures and working capital requirements consistent with past performance as well as analysis of the comparable public companies.

Discounted Cash Flow Analysis Discounted Cash Flow Analysis Gordon Growth Approach ($ in 000s) Terminal Fiscal Years Ending June 30, 2007P 2008P 2009P 2010P 2011P Value Debt-Free Net Income 1 $2,450 $2,594 $2,738 $2,882 $3,026 3,706 Plus: Depreciation and Amortization 2,128 2,307 2,481 2,636 2,832 =D&A Less: Capital Expenditures (1,500) (1,545) (1,591) (1,639) (1,688) =Cap Ex Less: Changes in Net Working Capital (571) (660) (660) (660) (660) (694) Debt-Free Net Cash Flow (DFNCF) $2,507 $2,696 $2,968 $3,219 $3,510 $3,012 Terminal Value Calculation: 2011 DFNCF 3,012 Perpetuity Growth Rate 5.0% Terminal Value 35,134 Discount Period 0.500 1.500 2.500 3.500 4.500 4.500 Discounted Interim DFNCFs 2,348 2,215 2,139 2,035 1,946 Discounted Terminal Value 19,483 Enterprise Value Sensitivity Analysis - Gordon Growth Total Discounted Interim DFNCFs 10,682 Discount Rate Discounted Terminal Value 19,483 30165.6 13.0% 14.0% 15.0% Indicated Enterprise Value 30,166 Perpetuity 4.0% 31,916 28,851 26,341 Growth 5.0% 33,717 30,166 27,320 Rate 6.0% 36,011 31,790 28,500 1 Adjusted to reflect a normalized level of D&A and working capital in the terminal year.

Discounted Cash Flow Analysis Discounted Cash Flow Analysis Terminal Multiple Approach ($ in 000s) Terminal Fiscal Years Ending June 30, 2007P 2008P 2009P 2010P 2011P Value Debt-Free Net Income $2,450 $2,594 $2,738 $2,882 $3,026 Plus: Depreciation and Amortization 2,128 2,307 2,481 2,636 2,832 Less: Capital Expenditures (1,500) (1,545) (1,591) (1,639) (1,688) Less: Changes in Net Working Capital (571) (660) (660) (660) (660) Debt-Free Net Cash Flow (DFNCF) $2,507 $2,696 $2,968 $3,219 $3,510 Terminal Value Calculation: 2011 EBITDA 7,876 EBITDA Multiple 6.0x Terminal Value 47,255 Discount Period 0.500 1.500 2.500 3.500 4.500 5.000 Discounted Interim DFNCFs 2,348 2,215 2,139 2,035 1,946 Discounted Terminal Value 24,543 Enterprise Value Sensitivity Analysis - Terminal Total Discounted Interim DFNCFs 10,682 Discount Rate Discounted Terminal Value 24,543 35225.2 13.0% 14.0% 15.0% Indicated Enterprise Value 35,225 EBITDA 5.5x 34,423 33,180 31,997 Multiple 6.0x 36,560 35,225 33,955 6.5x 38,698 37,270 35,913

Market Approach Comparable Public Company Analysis Duff & Phelps selected publicly traded companies based on their comparability to RMI. Although no single company selected is identical to RMI, these companies may share many of the same operating characteristics and may be affected by many of the same economic forces. We identified a representative groups of publicly traded companies that manufacture plastic components for the general commercial and industrial markets. We determined the total equity value and enterprise value of each of the comparable public companies and then calculated multiples of either equity value or enterprise value to various measures of earnings or cash flow. We then compared and analyzed the following valuation ratios for RMI and the selected comparable companies: Enterprise value to fiscal year 2006 revenue, adjusted EBITDA, and adjusted EBIT Equity value to fiscal year 2006 adjusted net income The market multiples selected to apply to the Company’s 2006 revenue, adjusted EBITDA, adjusted EBIT, and adjusted net income were based on controlling interest multiples. In comparing RMI to the representative group of comparable companies, we examined certain financial metrics such as size, historical and projected growth, and profitability. We adjusted RMI’s EBITDA for non-recurring costs and for savings associated with the termination of public company status. Additional detail regarding the financial performance and capitalization multiples of the comparable companies can be found on the following pages.

Market Approach Comparable M&A Transaction Analysis Duff & Phelps identified 8 transactions involving companies that manufacture plastic components for the general commercial and industrial markets with available public data regarding transaction values and implied valuation multiples. Due to: (1) the time lag between many of the identified transactions and the present, (2) the lack of access to detailed financial data regarding many of the acquired companies and, (3) access to the detailed terms of many of the identified transactions, the range of valuation multiples observed for comparable transactions was examined in conjunction with the comparable public company analysis to assess the reasonableness of the comparable company public multiples. In our overall analysis, we have afforded greater weight to the multiples exhibited by the comparable public companies. Conclusion Based on our analysis of the representative group of comparable companies and recent M&A transactions, we selected appropriate valuation ratios to apply to RMI's representative financial results, yielding enterprise values in a range from $26.1 million to $37.5 million.

Market Approach Comparable Public Company Analysis ($ in 000s) Representative Fiscal Years Ending June 30, 2004A 2005A 2006A Level Total Revenue $40,333 $45,132 $48,051 $48,100 Less: Cost of Goods Sold 31,141 35,190 38,068 Less: Operating Expenses 6,889 7,089 6,822 Plus: Non-Recurring Expenses 1 400 400 886 Operating Income (EBIT) $2,704 $3,253 $4,046 $4,000 Less: Interest Expense 212 197 138 Plus: Rental Income 2 0 0 0 Pretax Income $2,492 $3,056 $3,908 Less: Income Taxes @ 40% 1,041 1,316 1,660 Net Income $1,451 $1,740 $2,248 $2,200 EBITDA Calculation Operating Income (EBIT) 2,704 3,253 4,046 Plus: Rental Income 0 0 0 Adjusted Operating Income (EBIT) 2,704 3,253 4,046 Plus: Depreciation and Amortization 2,183 2,177 2,156 Adjusted Operating Cash Flow (EBITDA) 4,886 5,430 6,202 6,200 Sales Growth 12.1% 11.9% 6.5% Adjusted EBITDA Margin 12.1% 12.0% 12.9% Adjusted EBIT Margin 6.7% 7.2% 8.4% Adjusted Net Income Margin 3.6% 3.9% 4.7% 1. Excludes non-recurring costs totaling $486,000 relating to the Company's move and shutdown of its Nutron, Florida facility and non-recurring freight and utility costs resulting from hurricanes at its Nutron and Bartow, Florida facilities. Also excludes public company costs of approximately $400,000. 2. Rental income was excluded from the historical figures, as RMI management does not plan on generating rental income going forward.

Market Approach Application of Valuation Multiples ($ in 000s) Represenative Interest Bearing Enterprise Value Level (rounded) Debt, Net Range 2006 Revenue 48,100 x 0.6x - 0.7x = 28,860 - 33,670 2006 EBITDA 6,200 x 5.0x - 6.0x = 31,000 - 37,200 2006 EBIT 4,000 x 8.0x - 9.0x = 32,000 - 36,000 2006 Net Income 1 2,200 x 11.0x - 13.0x + 1,869 = 26,069 - 30,469 2006 Book Value 19,800 x 1.6x - 1.8x + 1,869 = 33,549 - 37,509 Overall Range (rounded) $26,100 $37,500 1. Where the capitalization of revenue, EBITDA, and EBIT result in indications of total enterprise value, the capitalization of net income and book value result only in the value of equity. Therefore, RMI's interest bearing debt, net of cash, must be added to arrive at total enterprise value. Multiple Range

Market Approach

Comparable Public Company Analysis
as of August 11, 2006

Company Information		Market Data					Market Multiples							
							Stock Price as a Multiple of			Enterprise Value as a Multiple of				
Company Name	Ticker Symbol	Stock Price	Equity Val. (in mils.)	Enterprise Val. (in mils.)	Debt/Tot Capital**	LTM Revs.	LTM EPS	Proj. EPS	Book Val. Per Share	LTM EBITDA	Proj. EBITDA	LTM EBIT	Proj. EBIT	LTM Revs.
Atlantis Plastics, Inc.	ATPL	$7.71	$64	$276	77.0%	$443	11.8x	NA	NA	7.0x	NA	10.3x	NA	0.62x
Channell Commercial Corp	CHNL	3.29	31	40	20.6	107	NA	6.1	0.9	NM	3.8	NA	6.8	0.38
Constar International, Inc.	CNST	4.04	51	464	88.8	984	NA	NA	NA	8.4	NA	29.3	NA	0.47
Core Molding Technologies, Inc.	CMT	5.80	58	54	15.8	135	9.3	NA	1.6	4.1	NA	5.0	NA	0.40
ICO, Inc.	ICOC	4.91	126	155	22.1	308	10.9	9.1x	1.4x	6.3	5.1x	8.1	6.2x	0.50
Lamson & Sessions Co.	LMS	25.27	393	448	12.6	569	9.1	10.4	3.2	5.4	5.8	6.1	6.6	0.79
Myers Industries, Inc.	MYE	15.48	542	774	30.0	926	16.0	11.9	2.1	7.6	6.1	11.5	8.4	0.84
PW Eagle, Inc.	PWEI	30.36	361	372	5.2	777	4.9	NA	2.7	2.5	NA	2.7	NA	0.48
Rotonics Manufacturing, Inc.*	RMI	2.63	31	33	6.1	48	13.7	12.6	1.6	5.6	5.3	9.0	8.0	0.68
Spartech Corp	SEH	21.36	685	1,034	34.0	1,448	20.0	13.9	1.6	8.2	7.1	12.0	9.7	0.71
Summa Industries	SUMX	9.65	38	61	39.8	114	12.4	NA	1.2	5.2	NA	9.1	NA	0.54
UFP Technologies, Inc.	UFPT	5.62	27	43	35.5	90	25.8	9.1	1.8	6.8	4.6	13.3	6.8	0.48
Highest			$685	$1,034	88.8%	$1,448	25.8x	13.9x	3.2x	8.4x	7.1x	29.3x	9.7x	0.84x
Lowest			$27	$33	5.2%	$48	4.9x	6.1x	0.9x	2.5x	3.8x	2.7x	6.2x	0.38x
Mean			$200	$313	32.3%	$496	13.4x	10.4x	1.8x	6.1x	5.4x	10.6x	7.5x	0.57x
Median			$61	$216	26.0%	$376	12.1x	10.4x	1.6x	6.3x	5.3x	9.1x	6.8x	0.52x
Rotonics Manufacturing, Inc.[1]	RMI	3.00	35	37	5.4	48	15.7	14.4	1.8	6.4	6.0	10.2	9.1	0.77

Notes:
*Adjusted for non-recurring and extraordinary items. Does not adjust for public company costs.
** Total capital equals the sum of the market value of common equity, the book value of total debt, preferred stock, and minority interest.
1. Based on the Proposed Transaction price of $3.00 per share.
LTM = Latest twelve months; BV = Book Value; NM = Not meaningful; NA = Not applicable or available
Comparable company financials have been adjusted for special items.
Source: Capital IQ, Inc.

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DUFF & PHELPS

Market Approach

Comparable Public Company Analysis
as of August 11, 2006

Company Information		Growth Rates					Margin Analysis				Return Analysis			
Company Name	Ticker Symbol	LTM Revs.	3-yr. Revs.	LTM EBITDA	3-yr. EBITDA	Long-Term Proj. EPS	LTM EBITDA	3-yr. EBITDA	LTM Net Inc.	3-yr. Net Inc.	LTM ROE	3-yr. ROE	LTM ROI	3-yr. ROI
Atlantis Plastics, Inc.	ATPL	15.7%	19.5%	6.4%	21.7%	NA	8.9%	10.1%	1.2%	2.6%	-24.3%	19.9%	8.5%	9.2%
Channell Commercial Corp	CHNL	-6.3	10.2	-91.5	-38.7	NA	0.7	7.6	-8.3	-0.2	-22.8	-1.6	-17.6	-0.3
Constar International, Inc.	CNST	12.7	11.4	-10.5	-16.1	NA	5.6	6.9	-3.3	-7.0	152.2	122.5	-2.2	-6.1
Core Molding Technologies, Inc.	CMT	12.0	11.5	20.4	25.7	NA	9.8	8.2	4.9	3.7	20.3	17.0	15.9	12.6
ICO, Inc.	ICOC	5.7	17.8	64.3	58.5	NA	8.0	3.7	4.3	-1.0	16.3	-0.8	12.1	2.0
Lamson & Sessions Co.	LMS	34.0	16.5	132.9	26.3	20.0%	14.6	9.2	7.6	2.8	48.8	22.6	28.0	12.6
Myers Industries, Inc.	MYE	4.9	14.1	17.9	1.1	30.0	11.0	10.7	3.6	2.8	11.3	7.1	7.5	5.2
PW Eagle, Inc.	PWEI	40.2	40.3	318.9	70.0	NA	19.2	7.1	8.8	0.2	89.8	-5.7	55.1	13.7
Rotonics Manufacturing, Inc.*	RMI	6.5	10.1	15.4	12.3	NA	12.1	11.4	4.7	3.9	11.8	9.8	10.0	8.2
Spartech Corp	SEH	13.5	15.9	6.0	2.5	12.0	8.8	10.4	2.5	3.1	8.6	9.9	5.5	5.9
Summa Industries	SUMX	1.7	-2.1	-0.1	-8.1	NA	10.3	11.1	2.7	2.8	9.8	8.9	6.9	6.0
UFP Technologies, Inc.	UFPT	26.8	11.1	49.6	17.1	NA	7.0	5.6	1.4	0.2	8.4	1.6	6.4	2.9
Highest		40.2%	40.3%	318.9%	70.0%	30.0%	19.2%	11.4%	8.8%	3.9%	152.2%	122.5%	55.1%	13.7%
Lowest		-6.3%	-2.1%	-91.5%	-38.7%	12.0%	0.7%	3.7%	-8.3%	-7.0%	-24.3%	-5.7%	-17.6%	-6.1%
Mean		13.9%	14.7%	44.1%	14.4%	20.7%	9.6%	8.5%	2.5%	1.2%	27.5%	17.6%	11.3%	6.0%
Median		12.3%	12.8%	16.6%	14.7%	20.0%	9.3%	8.7%	3.2%	2.7%	11.5%	9.3%	8.0%	6.0%

Notes:
*Adjusted for non-recurring and extraordinary items. Does not adjust for public company costs.
LTM = Latest twelve months; BV = Book Value; NM = Not meaningful; NA = Not applicable or available
Projected results exclude amortization of goodwill; historical results include amortization of goodwill, if any, as reported.
Comparable company financials have been adjusted for special items.
Source: Capital IQ, Inc.

28

DUFF & PHELPS

Market Approach Comparable Transaction Multiples ($ in millions) Announce Enterprise EV/ EV/ EV/ EBITDA EBIT Date Seller Name Seller Description Buyer Name Value Sales EBITDA EBIT Margin Margin Jun-06* BPC Holding Corp (Berry Plastics) Manufactures and supplies a mix of plastic packaging products Apollo Management & Graham Partners $2,250.0 1.69x 9.5x 16.4x 17.8% 10.3% Dec-05 Tyco Plastics and Adhesives Manufactures products used in packaging, including polyethylene films, laminated and coated products, tapes, and adhesives Apollo Management $975.0 0.57x NA NA NA NA Nov-05 Precise Technology Operates as an injection molder of precision plastic components and assemblies for the personal care, healthcare, and food industries Rexam Plc $257.5 0.88x NA NA NA NA Sep-05 Delta Plastics Engages in the design and manufacture of plastic injection- molded jars and closures for the various applications Rexam Plc $153.0 3.06x NA NA NA NA Jul-05 Bonar Plastics Operates as a rotational molder of plastics products for truck, bus, and agricultural vehicle manufacturers Promens Ltd. $41.2 1.14x NA NA NA NA Jul-04 North American Bristol Corp Manufactures and supplies plastic pipes for wholesalers and contractors Westlake Chemical Corp $33.3 0.29x 5.5x 8.5x 5.3% 3.4% Jun-04 NAMPAC Manufactures rigid plastic containers including injection molded plastic pails and blow molded tighthead containers BWAY Corp. $213.8 0.97x NA NA NA NA Feb-04 Michigan Rubber Products & WEK Industries Manufactures rubber air tubes and sealing systems and engages in the manufacture of plastic blow-molded products and systems Myers Industries $60.0 1.00x NA NA NA NA High 3.06x 9.5x 16.4x 17.8% 10.3% Low 0.29x 5.5x 8.5x 5.3% 3.4% Mean 1.20x 7.5x 12.5x 11.6% 6.9% Median 0.99x 7.5x 12.5x 11.6% 6.9% TBD Rotonics Manufacturing Manufactures rotational molded plastic products for a variety of industries Spell Capital Partners $37.1 0.77x 6.4x 10.2x 12.1% 7.6% Notes: * Pending transaction EV= Enterprise Value NA = Not Applicable, Not Available Source: FactSet Mergerstat, LLC; Capital IQ, Inc.; & Bloomberg Company Information Multiples

VI Hypothetical Liquidation Analysis

Hypothetical Liquidation Analysis Hypothetical Liquidation Analysis We analyzed the value of RMI's common stock under a hypothetical liquidation scenario using the following general assumptions: Orderly liquidation of assets. The Company sells its real estate property located in Colorado, Illinois, and Texas for proceeds ranging from $4.9 million to $5.3, net of taxes and commissions. Management believes the only saleable material items in a liquidation would be its manufacturing equipment which would sell at substantial discounts due to the limited useful live remaining on the equipment. The Company is not able to sell its customer list or patents, as management believes it would not receive any meaningful consideration. Management estimates additional costs in an orderly liquidation relating to sub-leasing its manufacturing facilities and legal & liquidation fees would be approximately $930,000. Based on the assumptions outlined above and on the following page, the net cash for distributions to RMI's shareholders under a hypothetical liquidation scenario would range from $13.9 million to $20.1 million, or $1.19 to $1.71 per share based on 11.75 million shares outstanding.

Hypothetical Liquidation Analysis

Hypothetical Liquidation Analysis

($ in 000s)

($ in 000s)	Book Value 6/30/2006	Low	---- Range ----	High	Low	Assumptions	High
ASSETS							
Current Assets							
Cash and Equivalents	$131	$131	-	$131	100.0%	-	100.0%
Accounts Receivable	5,689	3,982	-	4,551	70.0%	-	80.0%
Raw Materials	3,196	2,237	-	2,877	70.0%	-	90.0%
Finished Goods	4,680	2,808	-	3,276	60.0%	-	70.0%
Prepaid Expenses	192	38	-	58	20.0%	-	30.0%
Deferred Income Taxes	216	0	-	0	0.0%	-	0.0%
Total Current Assets	14,104	9,197	-	10,892			
Property and Equipment							
Real Estate[1]	6,003	4,902	-	5,261	81.7%	-	87.6%
Other Property and Equipment	31,423	8,181	-	12,317	26.0%	-	39.2%
Accumulated Depreciation	(24,434)	0	-	0	0.0%	-	0.0%
Total Property and Equipment, net	12,992	13,084	-	17,578			
Other Assets	193	66		66	34.4%	-	34.4%
TOTAL ASSETS	$27,290	$22,347	-	$28,536			
LIABILITIES							
Current Liabilities							
Line of Credit	$2,000	$2,000	-	$2,000	100.0%	-	100.0%
Accounts Payable	2,481	2,481	-	2,481	100.0%	-	100.0%
Accrued Expenses	825	825	-	825	100.0%	-	100.0%
Total Current Liabilities	5,306	5,306	-	5,306			
Deferred Tax Liability	2,095	2,095	-	2,095	100.0%	-	100.0%
Other Long Term Liabilities	83	83	-	83	100.0%	-	100.0%
TOTAL LIABILITIES	$7,484	$7,484	-	$7,484			
ADJUSTED BOOK VALUE	$19,805	$14,862	-	$21,052			
Additional Liabilities Estimated in a Liquidation[2]		930	-	930	100.0%	-	100.0%
Net Cash for Distribution to Shareholders		$13,932	-	$20,122			
Shares Outstanding			11,752				
Price Per Share		$1.19	-	$1.71			

1. Includes the estimated fair market value of RMI's owned properties in Colorado, Illinois, and Texas, net of taxes and commissions.
2. Costs associated with sub-leasing the manufacturing facilities and legal & liquidation fees.

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VII Analysis of Public Price of RMI & Premium Paid

Analysis of Public Stock Like most companies with a “small cap” or “micro cap” status, RMI’s stock price is subject to a number of factors that could potentially influence the valuation of the Company’s stock. These factors include the following: Thinly Traded – Thinly traded stocks are typically subject to unusually high price volatility. Public companies with lower average daily volume are more prone to sudden and rapid changes in price when shareholders decide to sell. RMI’s average daily volume over the past month and twelve-months has been 4,600 shares and 15,500 shares, respectively. No Analyst Coverage – Small public companies typically have no analyst coverage. A lack of coverage by independent analysts limits shareholders’ ability to obtain an informed outsider’s perspective on identifying strengths and weaknesses and areas for improvement. Currently, RMI does not have analyst coverage. Lack of Institutional Investors - Public companies that lack institutional investors, such as pension funds and hedge funds, and are often limited to retail investors. These are typically companies with small public float and offer limited ability for investors to achieve liquidity. Currently, RMI has very few institutional investors. Lack of Liquidity – Due to RMI’s relatively small size, limited public float (less than 50% of RMI’s stock is publicly traded), and lack of adequate trading volume, there is relative illiquidity for RMI stock. If an RMI shareholder were to sell a significant block of stock, this would likely result in a depressed stock price. Based on these factors outlined above, RMI’s value implied by the market price may or may not reflect the intrinsic fair market value of RMI’s stock based on fundamentals for the Company. Therefore, the control premium implied by Spell Capital for RMI, relative to RMI’s publicly traded common stock price, may not be comparable to premiums offered for public companies with larger market capitalizations and more liquidity in their stock. Analysis of Public Price of RMI & Premium Paid

Analysis of Public Price of RMI & Premium Paid Analysis of Public Stock Notwithstanding, we have assessed the premium being offered by Spell Capital relative to the public trading price of RMI common stock, and the size of that premium relative to premiums paid in public-to-private transactions and the overall public company M&A market. The median premiums offered in public-to-private transactions between 2004 and YTD 2006 have ranged from 16.1% to 25.4%. Control premiums in public-to-private transactions between 2004 and YTD 2006 have ranged from a low of 0.0% to a high of 193.4%. The median premiums offered in the overall M&A market between 2004 and YTD 2006 have ranged from 23.3% to 33.3%. Control premiums in the overall M&A market between 2004 and YTD 2006 have ranged from a low of 0.0% to a high of 426.3%. A large portion of the premiums in the overall M&A market include transactions in the banking & finance, computer software & services, and drugs & medical supplies industries which typically have larger premiums. Our analysis indicates that the premium offered by Spell Capital, relative to measures of price (i.e. 1-day, 5-days, and 30-days) is at the low end of the range of premiums in public-to-private transactions and the overall public company M&A market. The following page presents a summary of our premium analysis.

Analysis of Public Price of RMI & Premium Paid Premiums Paid Analysis 2004 2005 YTD 2006* Public-to-Private Premium - Median One-Day Before Announcement Date 16.1% (39) 23.4% (67) 18.2% (31) Five-Days Before Announcement Date 17.2% (37) 22.0% (68) 18.8% (33) Thirty-Days Before Announcement Date 17.9% (39) 25.4% (63) 22.1% (33) High 155.4% 193.4% 88.0% Low 0.0% 0.0% 0.1% Overall M&A Market Premium - Median One-Day Before Announcement Date 24.1% (302) 24.5% (295) 23.3% (209) Five-Days Before Announcement Date 26.4% (303) 25.7% (307) 24.6% (212) Thirty-Days Before Announcement Date 30.1% (305) 33.3% (308) 30.4% (210) High 426.3% 360.6% 172.3% Low 0.0% 0.0% 0.1% Rotonics Manufacturing** One-Day 14.1% Five Days 19.5% Thirty-Days 15.4% Notes: * Includes transactions through August 8, 2006. ** Represents premium to RMI trading prices for period ended August 11, 2006 Figures in parentheses represent number of transactions included. Negative premiums are excluded. NA - Not Available Source: Mergerstat

Historical Price and Volume Analysis PRICE AND VOLUME DATA: Price and Trading Data As of August 11, 2006 Ticker RMI Exchange AMEX Stock Price (August 11, 2006) $2.63 52-Week Range $2.33 - $3.48 Market Capitalization (mil.) $30.91 Enterprise Valuation (mil.) $32.78 Shares Outstanding (mil.) 11.8 Public Float (mil.) 4.9 Average Daily Volume (LTM in 000s) 15.5 Stock Price and Volume Analysis As of August 11, 2006 Average Stock Price $2.65 $2.70 $2.77 $2.90 Closing High $2.95 $3.09 $3.09 $3.48 Closing Low $2.45 $2.45 $2.45 $2.33 Average Daily Volume (in 000s) 4.6 6.3 7.7 15.5 Avg. Daily Volume as a % of Shares in Float 0.1% 0.1% 0.2% 0.3% One Month Two Months Three Months Last 12 Months 0.00 0.15 0.30 0.45 0.60 8/12/2005 11/9/2005 2/10/2006 5/12/2006 8/11/2006 Volume (in millions) $2.00 $2.50 $3.00 $3.50 $4.00 Price

Historical Price and Volume Analysis Rotonics Manufacturing, Inc. 1-Year Graph (Aug 2005 - Aug 2006) $2.25 $2.50 $2.75 $3.00 $3.25 $3.50 $3.75 8/11/2005 8/25/2005 9/8/2005 9/22/2005 10/6/2005 10/20/2005 11/3/2005 11/17/2005 12/1/2005 12/15/2005 12/29/2005 1/12/2006 1/26/2006 2/9/2006 2/23/2006 3/9/2006 3/23/2006 4/6/2006 4/20/2006 5/4/2006 5/18/2006 6/1/2006 6/15/2006 6/29/2006 7/13/2006 7/27/2006 8/10/2006 0 100 200 300 400 Aug-05 Nov-05 Feb-06 May-06 Aug-06 Per Share Merger Consideration: $3.00 Volume in Thousands Above - 85 days Below - 167 days Closing Price Above and Below $3.00 per Share

Historical Price and Volume Analysis Rotonics Manufacturing, Inc. 3-Year Graph (Aug 2003 - Aug 2006) $1.00 $2.00 $3.00 $4.00 $5.00 $6.00 8/12/2003 10/12/2003 12/12/2003 2/12/2004 4/12/2004 6/12/2004 8/12/2004 10/12/2004 12/12/2004 2/12/2005 4/12/2005 6/12/2005 8/12/2005 10/12/2005 12/12/2005 2/12/2006 4/12/2006 6/12/2006 0 100 200 300 400 Aug-03 Feb-04 Aug-04 Feb-05 Aug-05 Feb-06 Aug-06 Volume in Thousands In January 2005, RMI was profiled in the Louis Navellier Emerging Growth Newsletter, which resulted in a run-up in the stock price. RMI announces earnings of $339,800 on net sales of $10.9 million for the 3rd quarter 2005, compared to earnings of $375,700 on net sales of $10.0 million for the same period last year. Above - 209 days Below - 548 days Closing Price Above and Below $3.00 per Share

VIII Prior Stock Transaction Analysis

Prior Stock Transaction Analysis Prior Stock Transaction Analysis In fiscal 2001, the Company’s Board of Directors approved a common stock buyback program to purchase up to $1 million of RMI’s common stock. This program was completed in June 2005. Between fiscal years 1998 and June 30, 2005, the Company acquired 4,455,313 shares of common stock at a total cost of 5,726,000, which implies an average price of $1.29 per share. In June 2005, the Company’s Board of Directors approved a new common stock buyback program to purchase up to $1 million of the Company’s common stock at an initial ceiling price of $2.70 per share that was later increased to $3.00 per share. During the nine months ending March 31, 2006, the Company acquired 151,700 shares of common stock at a total cost of $405,000, which implies an average price of $2.67 per share.

IX Transaction Process

Transaction Process Transaction Process In September 2005, RMI’s board requested that Marc Berman, director of RMI and head of the boutique investment banking firm Berman Capital, LLC (“Berman”), conduct an informal auction process. Mr. Berman contacted a targeted group of potential strategic and financial investors to review the investment opportunity. The following summarizes Mr. Berman’s sale process: Identified and contacted a group of approximately 50 potential buyers (20 strategic and 30 financial). Of the companies contacted, 24 requested and received additional information. Six parties ultimately expressed some level of interest in acquiring RMI (2 strategic and 4 financial) and provided verbal indications of interest. After numerous conversations with Mr. Berman and select meetings with Sherman McKinniss, five of the potential buyers decided not to pursue the acquisition opportunity for various reasons including, the high percentage (35% of revenues) derived from custom business which tends to be more labor intensive, key man risk of Sherman McKinniss, and low capacity, among others. Spell Capital remained the only potential buyer still interested in pursuing a transaction with RMI. On June 30, 2006, RMI received a Letter of Intent from Spell Capital Partners, LLC.

X Conclusion

Conclusions Valuation Conclusions ($000s, except per share) Enterprise Value Indications (rounded) Range of Value DCF Analysis - EBITDA Multiple $32,000 - $38,700 DCF Analysis - Gordon Growth $26,300 - $36,000 Market Approach $26,100 - $37,500 Concluded Enterprise Value (rounded) $26,100 - $38,700 Plus: Cash and Cash Equivalents $131 - $131 Less: Debt Outstanding ($2,000) - ($2,000) Concluded Equity Value (rounded) $24,200 - $36,800 Divided by: Shares Outstanding 11,752 - $11,752 Concluded Equity Value per Share $2.06 - $3.13 Proposed Purchase Price per Share $3.00

 Based on our analysis and relying upon the accuracy and completeness of all information provided to us, it is our opinion that, as of the date of this report, the Proposed Transaction is fair to the unaffiliated, public shareholders of the Company from a financial point of view (without giving effect to any impacts of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder). Conclusion

Appendix

Appendix A – Summary of RMI Financial Data

Appendix A – Summary of RMI Financial Data INCOME STATEMENT For Years Ended June 30: 2002 2003 2004 2005 2006 Net Sales $37,973,300 $35,972,100 $40,332,900 $45,131,600 $48,051,200 Cost of Goods Sold 27,765,900 26,927,300 31,140,600 35,190,100 38,068,100 Gross Profit 10,207,400 9,044,800 9,192,300 9,941,500 9,983,100 SG&A Expenses 7,540,900 7,068,700 6,888,600 7,088,500 6,822,400 Operating Profit (Loss) 2,666,500 1,976,100 2,303,700 2,853,000 3,160,700 Other Income (Expense): Interest Expense (464,100) (266,000) (211,800) (196,900) (138,400) Other Income, Net 153,500 123,900 110,800 233,100 241,600 Total Other Income (Expense), Net (310,600) (142,100) (101,000) 36,200 103,200 Income Before Income Taxes 2,355,900 1,834,000 2,202,700 2,889,200 3,263,900 Income Tax Benefit (Provision) (947,200) (677,400) (898,500) (1,119,300) (1,263,400) Net Income $1,408,700 $1,156,600 $1,304,200 $1,769,900 $2,000,500 Source: SEC filings (2002 - 2005), unaudited financial statements (2006).

Appendix A – Summary of RMI Financial Data BALANCE SHEET For Years Ended June 30: 2002 2003 2004 2005 2006 ASSETS Current Assets: Cash $66,900 $44,700 $56,500 $310,500 $131,000 Accounts Receivable, Net 5,122,000 4,419,700 5,784,900 5,430,800 5,688,600 Current Portion of Notes Receivable 10,300 92,100 0 0 0 Inventories 6,308,500 6,370,400 6,629,000 6,974,000 7,875,800 Deferred Income Taxes, Net 272,800 256,900 243,700 226,900 216,400 Prepaid Expenses and Other Current Assets 262,600 256,400 266,500 215,700 192,100 Total Current Assets 12,043,100 11,440,200 12,980,600 13,157,900 14,103,900 Non-Current Assets: Notes Receivable, Less Current Portion 336,800 138,600 138,600 0 0 Investment in Partnership 108,700 104,300 100,900 0 0 Property, Plant and Equipment, Net 15,004,000 14,462,000 13,849,700 13,196,700 12,992,300 Intangible Assets, Net 308,700 262,600 216,700 171,100 125,500 Other Assets 40,500 42,500 65,300 64,500 67,900 Total Non-Current Assets 15,798,700 15,010,000 14,371,200 13,432,300 13,185,700 Total Assets $27,841,800 $26,450,200 $27,351,800 $26,590,200 $27,289,600 Source: SEC filings (2002 - 2005), unaudited financial statements (2006).

Appendix A – Summary of RMI Financial Data BALANCE SHEET (CONT’D) For Years Ended June 30: 2002 2003 2004 2005 2006 LIABILITIES AND STOCKHOLDER’S EQUITY Current Liabilities: Current Portion of Long-Term Debt $1,357,600 $864,300 $864,300 $864,300 $0 Accounts Payable 2,090,700 2,791,600 3,450,900 2,819,300 2,481,000 Accrued Liabilities 982,300 1,054,800 909,100 901,300 825,000 Income Taxes Payable 128,800 0 0 0 0 Total Current Liabilities 4,559,400 4,710,700 5,224,300 4,584,900 3,306,000 Non-Current Liabilities: Bank Line of Credit 192,000 381,200 1,357,300 1,029,400 2,000,000 Long-Term Debt, Less Current Portion 3,745,200 1,980,900 1,116,700 252,400 0 Deferred Income Taxes, Net 2,565,100 2,427,400 2,393,300 2,304,200 2,095,200 Other Liabilities 0 0 83,000 119,000 83,000 Total Non-Current Liabilities 6,502,300 4,789,500 4,950,300 3,705,000 4,178,200 Total Liabilities 11,061,700 9,500,200 10,174,600 8,289,900 7,484,200 Stockholder’s Equity: Total Stockholder’s Equity (Deficit) 16,780,100 16,950,000 17,177,200 18,300,300 19,805,400 Total Liabilities and Stockholder’s Equity $27,841,800 $26,450,200 $27,351,800 $26,590,200 $27,289,600 Source: SEC filings (2002 - 2005), unaudited financial statements (2006).

Appendix B – Comparable Public Company Analysis

 Atlantis Plastics, Inc. manufactures specialty plastic films, and custom molded and extruded plastic products in the United States. The company operates in three segments: Plastic Films, Injection Molding, and Profile Extrusion. The Plastic Films segment comprises three divisions: Stretch Films that produces multilayer plastic films; Custom Films, which produces customized monolayer and multilayer specialty plastic films; and Institutional Products that convert custom films into disposable products, such as table covers, gloves, and aprons. The Injection Molding segment produces custom thermoplastic components for small and large appliances. The Profile Extrusion segment manufactures custom extruded plastic products primarily for use in consumer and commercial products. Channell Commercial Corp. engages in the design and manufacture of telecommunications equipment to the broadband and telephone network providers worldwide. Its product lines include thermoplastic and metal fabricated enclosures, copper termination and connectorization products, fiber optic cable management systems for fiber to the premise networks, and heat shrink products. Core Molding Technologies, Inc. operates as a compounder of sheet molding composites (SMC) and molder of fiberglass reinforced plastics in the United States. It engages in the production and sale of SMC compound and molded products for various markets, including light, medium, and heavy-duty trucks; automobiles and automotive aftermarkets; personal watercraft; and other commercial products. Constar International, Inc. produces polyethylene, plastic containers for food and beverages market in the United States and Europe. The company’s products include both bottles and preforms. It manufactures polyethylene containers for conventional applications in soft drinks and water, as well as for custom applications, including food, juices, teas, sport drinks, new age beverages, beer, and flavored alcoholic beverages. The company was incorporated in 1927 and is headquartered in Philadelphia, Pennsylvania. Appendix B – Comparable Public Company Analysis

 ICO, Inc. manufacture specialty resins and concentrates. It also provides toll processing services, including ambient grinding, jet milling, compounding, and ancillary services for polymer resins produced in pellet forms and other materials. The Lamson & Sessions Co. engages in the manufacture and distribution of thermoplastic electrical, consumer, telecommunications, and engineered sewer products primarily in the United States, Canada, and Caribbean. It operates in three segments Carlon, Lamson Home Products, and PVC Pipe. The Carlon segment sells electrical and telecommunications raceway systems and a range of enclosures, electrical outlet boxes and fittings, multicell duct systems, and high density polyethylene conduit; the Lamson Home Products segment offers electrical outlet boxes, liquidtight conduit, electrical fittings, door chimes, and lighting controls; and the PVC Pipe segment supplies electrical, power, and communications conduit. Myers Industries, Inc. engages in the manufacture and distribution of polymer products for industrial, agricultural, automotive, commercial, and consumer markets. Its products include plastic reusable material handling containers and pallets, plastic storage and organization products, plastic and metal material handling carts, plastic horticultural pots and hanging baskets, decorative resin flower planters, plastic storage tanks, rubber and plastic original equipment and replacement parts, tire repair and retreading products, and custom plastic and rubber products. PW Eagle, Inc. engages in the manufacture and distribution of polyvinyl chloride (PVC) pipe and fittings in the United States. Its pressure and nonpressure PVC products consist of PVC pipe for applications in the building, municipal water distribution, municipal sewage collection, turf and agriculture irrigation, fiber optic, power distribution, and telecommunications industries. The company also manufactures and distributes polyethylene (PE) pipe products and accessories. Appendix B – Comparable Public Company Analysis

// Appendix B – Comparable Public Company Analysis

Appendix B – Comparable Public Company Analysis

Spartech Corp produces engineered thermoplastic sheet materials, polymeric compounds and concentrates, and engineered product solutions. It operates in three segments: Custom Sheet and Rollstock, Color and Specialty Compounds, and Engineered Products. The Custom Sheet and Rollstock segment processes various materials into single/multilayer sheets or rollstock, cell cast acrylic, and specialty film laminates or acetates for end product manufacturers; the Color and Specialty Compounds segment sells custom-designed plastic alloys, compounds, color concentrates, and calendered film; and the Engineered Products segment manufactures thermoplastic tires and wheels and window frames and fencing.

Summa Industries engages in the development and manufacture of plastic products for industrial and commercial markets, primarily located in the United States. The company operates in three segments: Optical Components, Material Handling Components, and Irrigation Components. The Optical Components segment designs and manufactures plastic prismatic lenses, reflectors and diffusers, and other plastic products that are used in commercial and industrial lighting fixtures and other applications; the Material Handling Components segment provides engineered plastic components for use in food processing industry; and the Irrigation Components segment designs and manufactures plastic injection-molded fittings, microsprinklers, emitters, valves, filters and accessories, extruded tubing, and other plastic products for drip irrigation systems.

UFP Technologies, Inc. engages in the design and manufacture of packaging and specialty foam products to the consumer and industrial markets in North America. It operates in two divisions, Packaging Products and Component Products. The Packaging Products division designs, manufactures, and markets a range of packaging products to original equipment and component manufacturers primarily using polyethylene, polyurethane, and cross-linked polyethylene foams and rigid plastics; and the Component Products division provides engineered products, including interior trim parts for automobiles and medical diagnostic equipment, abrasive nail files and anti-fatigue mats, and shock absorbing inserts used in athletic and leisure footwear.

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Appendix B – Comparable Public Company Analysis Comparable Companies vs. the S&P 500 (August 12, 2005 - August 11, 2006)6080100120140160180Aug-05Sep-05Oct-05Nov-05Dec-05Jan-06Feb-06Mar-06Apr-06May-06Jun-06Jul-06Aug-06 Index - August 11, 2005 = 100 Rotonics Manufacturing, Inc. (-16.2%)S&P 500 Index (+3.0%)Comparable Companies (+63.8%)Source: Capital IQ

Appendix B – Comparable Public Company Analysis Comparable Companies vs. the S&P 500 (August 12, 2004 - August 11, 2006)50100150200250300Aug-04Nov-04Feb-05May-05Aug-05Nov-05Feb-06May-06Aug-06 Index -August 12, 2004 = 100 Rotonics Manufacturing, Inc. (+32.8%)S&P 500 Index (+19.1%)Comparable Companies (+126.1%)Source: Capital IQ

Appendix B – Comparable Public Company Analysis SIZE LTM Revenues ($ mils) Total Assets ($ mils) Enterprise Value ($ mils) Spartech Corp $1,447.6 Spartech Corp $1,073.5 Spartech Corp $1,034.1 Constar International, Inc. 984.4 Myers Industries, Inc. 669.6 Myers Industries, Inc. 773.9 Myers Industries, Inc. 925.5 Constar International, Inc. 545.7 Constar International, Inc. 463.8 PW Eagle, Inc. 777.2 Lamson & Sessions Co. 270.9 Lamson & Sessions Co. 447.8 Lamson & Sessions Co. 569.1 PW Eagle, Inc. 251.4 PW Eagle, Inc. 372.0 Atlantis Plastics, Inc. 442.7 Atlantis Plastics, Inc. 241.6 Atlantis Plastics, Inc. 275.9 ICO, Inc. 308.4 ICO, Inc. 182.5 ICO, Inc. 155.2 Core Molding Technologies, Inc. 134.5 Core Molding Technologies, Inc. 83.0 Summa Industries 61.1 Summa Industries 113.7 Summa Industries 77.5 Core Molding Technologies, Inc. 54.1 Channell Commercial Corp 106.7 Channell Commercial Corp 62.2 UFP Technologies, Inc. 43.3 UFP Technologies, Inc. 89.9 UFP Technologies, Inc. 42.1 Channell Commercial Corp 40.1 Rotonics Manufacturing, Inc.* 48.1 Rotonics Manufacturing, Inc.* 27.3 Rotonics Manufacturing, Inc.* 32.8 GROWTH LTM Revenue (%) 3-Year CAGR - Revenue (%) LTM EBITDA (%) PW Eagle, Inc. 40.2 PW Eagle, Inc. 40.3 PW Eagle, Inc. 318.9 Lamson & Sessions Co. 34.0 Atlantis Plastics, Inc. 19.5 Lamson & Sessions Co. 132.9 UFP Technologies, Inc. 26.8 ICO, Inc. 17.8 ICO, Inc. 64.3 Atlantis Plastics, Inc. 15.7 Lamson & Sessions Co. 16.5 UFP Technologies, Inc. 49.6 Spartech Corp 13.5 Spartech Corp 15.9 Core Molding Technologies, Inc. 20.4 Constar International, Inc. 12.7 Myers Industries, Inc. 14.1 Myers Industries, Inc. 17.9 Core Molding Technologies, Inc. 12.0 Core Molding Technologies, Inc. 11.5 Rotonics Manufacturing, Inc.* 15.4 Rotonics Manufacturing, Inc.* 6.5 Constar International, Inc. 11.4 Atlantis Plastics, Inc. 6.4 ICO, Inc. 5.7 UFP Technologies, Inc. 11.1 Spartech Corp 6.0 Myers Industries, Inc. 4.9 Channell Commercial Corp 10.2 Summa Industries (0.1) Summa Industries 1.7 Rotonics Manufacturing, Inc.* 10.1 Constar International, Inc. (10.5) Channell Commercial Corp (6.3) Summa Industries (2.1) Channell Commercial Corp (91.5) Note: LTM = Latest twelve months; CAGR = Compound annual growth rate *Adjusted for non-recurring and extraordinary items

Appendix B – Comparable Public Company Analysis

PROFIT MARGIN

LTM EBITDA (%)	
PW Eagle, Inc.	19.2
Lamson & Sessions Co.	14.6
Rotonics Manufacturing, Inc.*	12.1
Myers Industries, Inc.	11.0
Summa Industries	10.3
Core Molding Technologies, Inc.	9.8
Atlantis Plastics, Inc.	8.9
Spartech Corp	8.8
ICO, Inc.	8.0
UFP Technologies, Inc.	7.0
Constar International, Inc.	5.6
Channell Commercial Corp	0.7

LTM EBIT (%)	
PW Eagle, Inc.	17.5
Lamson & Sessions Co.	13.0
Core Molding Technologies, Inc.	8.0
Rotonics Manufacturing, Inc.*	7.6
Myers Industries, Inc.	7.3
ICO, Inc.	6.2
Atlantis Plastics, Inc.	6.1
Spartech Corp	6.0
Summa Industries	5.9
UFP Technologies, Inc.	3.6
Constar International, Inc.	1.6
Channell Commercial Corp	(3.6)

LTM Net Income (%)	
PW Eagle, Inc.	8.8
Lamson & Sessions Co.	7.6
Core Molding Technologies, Inc.	4.9
Rotonics Manufacturing, Inc.*	4.7
ICO, Inc.	4.3
Myers Industries, Inc.	3.6
Summa Industries	2.7
Spartech Corp	2.5
UFP Technologies, Inc.	1.4
Atlantis Plastics, Inc.	1.2
Constar International, Inc.	(3.3)
Channell Commercial Corp	(8.3)

3-Year Avg. EBITDA (%)	
Rotonics Manufacturing, Inc.*	11.4
Summa Industries	11.1
Myers Industries, Inc.	10.7
Spartech Corp	10.4
Atlantis Plastics, Inc.	10.1
Lamson & Sessions Co.	9.2
Core Molding Technologies, Inc.	8.2
Channell Commercial Corp	7.6
PW Eagle, Inc.	7.1
Constar International, Inc.	6.9
UFP Technologies, Inc.	5.6
ICO, Inc.	3.7

3-Year Avg. EBIT (%)	
Spartech Corp	7.3
Atlantis Plastics, Inc.	6.7
Rotonics Manufacturing, Inc.*	6.5
Lamson & Sessions Co.	6.5
Summa Industries	6.2
Core Molding Technologies, Inc.	6.2
Myers Industries, Inc.	5.9
PW Eagle, Inc.	4.5
Channell Commercial Corp	2.0
UFP Technologies, Inc.	1.7
Constar International, Inc.	0.8
ICO, Inc.	0.3

3-Year Avg. Net Income (%)	
Rotonics Manufacturing, Inc.*	3.9
Core Molding Technologies, Inc.	3.7
Spartech Corp	3.1
Lamson & Sessions Co.	2.8
Myers Industries, Inc.	2.8
Summa Industries	2.8
Atlantis Plastics, Inc.	2.6
UFP Technologies, Inc.	0.2
PW Eagle, Inc.	0.2
Channell Commercial Corp	(0.2)
ICO, Inc.	(1.0)
Constar International, Inc.	(7.0)

Note: LTM = Latest twelve months

*Adjusted for non-recurring and extraordinary items

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Appendix B – Comparable Public Company Analysis

RETURNS

LTM Return on Average Assets (%)	
PW Eagle, Inc.	34.4
Lamson & Sessions Co.	18.1
Core Molding Technologies, Inc.	9.3
Rotonics Manufacturing, Inc.*	8.7
ICO, Inc.	8.6
Atlantis Plastics, Inc.	7.2
Myers Industries, Inc.	6.2
Summa Industries	5.2
UFP Technologies, Inc.	4.9
Spartech Corp	4.6
Constar International, Inc.	(1.5)
Channell Commercial Corp	(12.9)

LTM Return on Average Common Equity (%)	
Constar International, Inc.	152.2
PW Eagle, Inc.	89.8
Lamson & Sessions Co.	48.8
Core Molding Technologies, Inc.	20.3
ICO, Inc.	16.3
Rotonics Manufacturing, Inc.*	11.8
Myers Industries, Inc.	11.3
Summa Industries	9.8
Spartech Corp	8.6
UFP Technologies, Inc.	8.4
Channell Commercial Corp	(22.8)
Atlantis Plastics, Inc.	(24.3)

Debt to Total Invested Capital (%)	
Constar International, Inc.	112.0
Atlantis Plastics, Inc.	108.8
Spartech Corp	51.0
UFP Technologies, Inc.	50.6
Myers Industries, Inc.	50.5
Summa Industries	43.9
Lamson & Sessions Co.	31.7
ICO, Inc.	31.0
Channell Commercial Corp	24.5
Core Molding Technologies, Inc.	23.0
Rotonics Manufacturing, Inc.*	17.1
PW Eagle, Inc.	12.7

ASSET UTILIZATION

3 Yr. Avg. CAPEX / Revenues (%)	
Summa Industries	6.2
Constar International, Inc.	4.1
Rotonics Manufacturing, Inc.*	3.9
Atlantis Plastics, Inc.	3.4
Myers Industries, Inc.	3.1
Channell Commercial Corp	2.9
Spartech Corp	2.7
ICO, Inc.	2.6
UFP Technologies, Inc.	2.2
Lamson & Sessions Co.	2.0
Core Molding Technologies, Inc.	1.7
PW Eagle, Inc.	0.6

3 Yr. Avg. Inventory Turns	
Core Molding Technologies, Inc.	16.5
UFP Technologies, Inc.	11.4
Atlantis Plastics, Inc.	9.7
Lamson & Sessions Co.	9.5
Spartech Corp	8.7
Constar International, Inc.	8.2
PW Eagle, Inc.	8.1
ICO, Inc.	7.5
Channell Commercial Corp	6.4
Summa Industries	6.0
Myers Industries, Inc.	5.5
Rotonics Manufacturing, Inc.*	5.0

3 Yr. Avg. Working Cap. / Revs. (%)**	
Rotonics Manufacturing, Inc.*	20.1
Summa Industries	19.5
ICO, Inc.	15.8
Myers Industries, Inc.	15.7
UFP Technologies, Inc.	14.3
Spartech Corp	13.4
Atlantis Plastics, Inc.	12.3
PW Eagle, Inc.	10.5
Lamson & Sessions Co.	10.3
Core Molding Technologies, Inc.	9.6
Channell Commercial Corp	9.0
Constar International, Inc.	6.7

Note: LTM = Latest twelve months
* Adjusted for non-recurring and extraordinary items
** Working Capital excludes cash and cash equivalents from current assets and short-term debt from current liabilities.

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